SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000
________________________________

Facsimile (212) 455-2502

VIA FEDERAL EXPRESS AND EDGAR	July 9, 2009

Re:	The India Fund, Inc. (the “Fund”) File Nos. 811-8266 and 333-159611
Larry L. Greene
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505
Dear Mr. Greene:
          On behalf of the Fund, we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Amendment”) originally filed with the Commission on May 29, 2009 (the “Registration Statement”). Set forth below are the Fund’s responses to the comments provided by letter dated July 1, 2009 from the staff (the “Staff”) of the Commission regarding the Registration Statement. For ease of reference, we have reproduced the Staff’s comments in italics, followed by the Fund’s response. Please note that all page numbers in our responses are references to page numbers of the Amendment. The responses and information discussed below are based upon information provided to us by the Fund.

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General

1.	We remind the registrant of its obligation to file electronic reports with respect to fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

The Fund is aware of its obligation to file electronic reports with respect to fidelity bond coverage. We refer you to the Fund’s most recent electronic report on Form 40-17G, filed on March 18, 2009.

2.	Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering. In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there should be a specific intended use for the offering proceeds and disclose it under the caption “Use of Proceeds.” Further, to the extent such offerings are made below net asset value, they should be used for exceptional and not routine circumstances.

In evaluating the proposed rights offering, the Fund’s Board of Directors has considered the factors for review set forth in Investment Company Act Release No. 9932 (the “Release”), and the Board has made a good faith determination that the offering would result in a net benefit to existing shareholders. The Board has also concluded that expected benefits to the Fund and to all shareholders outweigh any potential dilutive effects from the offering. In reaching this determination, the Board has considered, among other things, the Investment Manager’s view that the current and potential market climate in India presents an opportunity to capitalize on a number of attractive investments in India with long-term investment potential. The Board has also considered that the offering would provide the Fund greater ability to take advantage of these investment opportunities without being required to sell current portfolio positions that the Investment Manager believes should be retained and additional investment flexibility in a period when increased political stability may drive positive market-oriented reforms over the long-term. Accordingly, the Board has determined that these exceptional and non-routine circumstances warrant a rights offering at a modest discount from net asset value.

As specified in Item 2(E) and related footnote 13 of the Release, the Board has considered the use to be made of the proceeds from the offering and the return to shareholders therefrom. Disclosure under the captions “Use of Proceeds” on pages 3 and 27 indicates that the offering is designed to raise funds to be invested consistent with the Fund’s investment objectives and policies.

3.	The pricing table on the facing page discloses the amount of securities being registered. Confirm that the additional 25% of securities to be made available to satisfy over-subscription requests are included in the amount being registered.

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The Fund has revised the pricing table to reflect the additional securities the Fund proposes to register. We also confirm that the amount being registered includes the additional 25% to be made available to satisfy over-subscription requests.

Prospectus Cover

4.	Disclosure in the third paragraph states that: “You could lose some or all of your investment and you should carefully consider the “risk factors” beginning on page 34 of this prospectus before participating in this offer.” (Emphasis added.) The final prospectus should be monitored to ensure the page reference is correct. The referenced discussion appeared on a different page in the version of the filing reviewed by the staff.

We will monitor the final prospectus to ensure all pages references are correct.

5.	Revise the price table by deleting the word “Estimated” from both captions.

We have not made the requested changes to delete the word “estimated” from the table captions because the subscription price will be set on the expiration date of the offer and, accordingly, the exact subscription price will not be known at the effective date of this Registration Statement. The basis for the estimated subscription price is set forth in footnote 1 to the table.

6.	Confirm that the statement required by Rule 481(b)(1), the price table and related footnotes, as well as the statement: “The date of this prospectus is ,” will appear on the outside front cover of the prospectus.

We confirm that the statement required by Rule 481(b)(1), the price table and related footnotes, as well as the statement: “The date of this prospectus is ,” will appear on the outside front cover of the prospectus.

Prospectus

7.	Disclosure sub-captioned “Prospectus Summary — Purposes of the Offer” indicates that the Board believes that increasing the size of the Fund will “improve liquidity of the trading market for the Fund’s shares on the NYSE ...” With respect to this disclosure, advise the staff whether lack of liquidity of Fund shares has been an issue for investors. Disclose the potential effects of the rights offering on current market price.

Lack of liquidity of Fund shares has not been an issue for investors in the Fund. However, the Fund believes that liquidity in trading of the Fund’s shares may be enhanced as a result of the Fund having more shares outstanding after the offering. The Fund is unable to predict the potential effect of the offering on the market price of its shares because the market price of the Fund’s shares is, among other things, determined by the supply and demand for the Fund’s shares, the Fund’s investment

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performance and investor perception of the Fund’s overall attractiveness as an investment as compared with alternative investments.

Disclosure has been added under “Risk Factors and Special Considerations at a Glance — The Fund’s shares have traded and may in the future trade at a discount to net asset value” and “Risk Factors — The Fund’s shares have traded and may trade in the future at a discount to net asset value.”

8.	The next sub-caption, “Investment Objective and Policies,” discloses that the Fund may invest in, among others, securities of investment funds that invest at least 80% of their total assets in the equity securities of Indian companies in which the Fund is authorized to invest. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

The Fund may invest in unregistered funds and currently invests in unregistered foreign funds. We have added the requested disclosure under “Investment Objective and Policies” on pages 4 and 28 and “Portfolio Structure and Additional Investment Activities — Investment Funds” on page 32.

9.	The second paragraph of this discussion indicates that Indian companies include companies that satisfy any one prong of a three prong test: companies that are organized under Indian law, companies that derive 50% of their revenues from or have at least 50% of their assets in India, or companies that trade principally in Indian securities markets. Use of the above underlined term suggests that other factors may also be relied upon to make the determination. Delete “include” from the referenced disclosure. The first and last prongs of the test should be paired with one of the other prongs.

Please advise the staff how companies whose shares are principally traded in India, but do not meet another test, are sufficiently tied economically to India.

We have deleted “include” from the referenced disclosure. We have not made the requested change to pair the first and last prongs of the test with one of the other prongs because the referenced policy has been the definition of an Indian company that the Fund has used since inception. The Fund believes that investments satisfying any one of the prongs are sufficiently economically tied to India. Supplementally, the Fund advises the Staff that any company whose shares are principally traded in India would likely meet one of the other prongs as well. Similarly, companies that meet either the first or last prong of the test are also likely to meet one of the other prongs.

10.	Disclosure under this caption also indicates that 20% of the Fund’s total assets may be invested in short term and other debt securities. Clarify whether the investments include junk securities.

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We have revised the disclosure to clarify that the investments in debt securities may include high yield/high risk and unrated debt securities (commonly referred to as “junk bonds”). Please see the section “Investment Objective and Policies” on pages 4 and 28.

11.	Disclosure in the next paragraph states: “Up to 20% of the Fund’s total assets may also be utilized to purchase and sell options on securities, financial futures, fixed income indices and other financial futures contracts, enter into interest rate transactions and to enter into currency transactions, sell securities short and loan portfolio securities.” (Emphasis added.) Provide more detail regarding the underlined transactions, e.g., do these transactions involve options, futures, forwards, all three types, or none of the above. Further, if the Fund engages in short sale transactions to a significant extent, add appropriate line item disclosure to the fee table.

More disclosure regarding interest rate transactions, currency transactions and short sales has been added to “Investment Objectives and Policies” on pages 4 and 28. We have also added a cross reference to Appendix A, “General Characteristics and Risks of Hedging” which contains more information about such transactions.

The Fund does not engage in short sale transactions to a significant extent and therefore has not added line item disclosure regarding short sales to the fee table.

12.	Add disclosure to the first risk factor discussed under the caption: “Risk Factors And Special Considerations At A Glance” to the effect that regardless of whether a shareholder participates in the instant offering, to the extent the Fund engages in subsequent rights offering, a shareholder’s investment may be diluted by any such offering. In addition, please present the dilution example appearing in the penultimate sentence in this paragraph in tabular format.

The requested disclosure has been added.

13.	Disclosure under the sub-caption “A change in the Fund’s tax status could adversely affect the Fund’s return on its investments” discusses the Fund’s qualification under Subchapter M for the 2004 and 2005 tax years. With respect to the 2005 tax year, disclosure states that “a reversal of $20,551,036 was made in 2006 to the prior year’s tax provision.” (Emphasis added) If reversal means that the indicated amount was added back to income, please replace the underlined term with a clearer statement of that event. Further, provide a fuller explanation of these events including, a fuller explanation of what and how this happened, describe the nature or character of the tax set-a-side, and disclose the impact of the nearly five million dollar resultant payment of interest and penalties on the Fund’s expense ratio. Explain to the staff whether the Chief Compliance Officer has reviewed the situation and made a report to the board. Explain to the staff whether the board has adopted procedures to prevent this from happening again. Explain whether the board made

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any findings about the matter, including who was responsible. With respect to interest and penalties, explain whether shareholders are obligated to pay? If shareholders will pay, add the expense to the fee table as an extra line item.

The above referenced sentence has been revised to provide a fuller explanation of the term “reversal.”

The following is a timeline and description of events that led to the discovery of the tax liability.

December 21, 2004: Board declared capital gain dividend for 2004. This distribution included the Fund’s net realized capital gains for the period from January 2004 through October 2004.

August 2005: Tax returns were compiled by the Fund’s sub-administrator, PNC Global Investment Servicing (U.S.) Inc. (formerly PFPC Inc.). PricewaterhouseCoopers LLP (“PWC”), the Fund’s independent registered public accounting firm, reviewed and signed the tax returns as a paid preparer and forwarded the completed 2004 tax returns to then administrator of the Fund—Oppenheimer & Co. Inc. (“Oppenheimer”)—along with a transmittal letter indicating a “spillback” dividend pursuant to Section 855(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), for additional net realized capital gains for the year ended December 31, 2004 needed to be declared prior to filing the tax return.

September 15, 2005: Due date for filing the Fund’s 2004 tax return and date by which spillback dividend was required to be declared in order to qualify under the IRC. The tax return was not filed by Oppenheimer and a spillback dividend was not declared by the Fund prior to this date. No previous tax returns contained an election pursuant to Section 855(a) of the IRC and all previous returns were filed on time.

December 4, 2005: Effective date of change in Fund management, Blackstone Asia Advisors L.L.C. (“Blackstone”) became the Fund’s investment manager and administrator, replacing Advantage Advisers, Inc. (a subsidiary of Oppenheimer) and Oppenheimer.

December 19, 2005: Board declared dividend for 2005, which was paid in January 2006. This distribution included the amounts that should have been distributed as part of the spillback dividend relating to the Fund’s 2004 tax year.

February 27, 2006: PWC alerts current Fund management (Blackstone) for the first time that PWC believes prior Fund management did not timely declare the spillback dividend and, as a result, the Fund may not have qualified under Subchapter M of the IRC and would be taxed as a corporation under Subchapter C of the IRC.

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February 28, 2006: Audit Committee and Board met and discussed tax issue and established sub-committee to investigate the circumstances underlying the potential tax liability and related matters.

March 1, 2006: Audit Committee held telephonic meeting to review and approve annual report for the year ended December 31, 2005 (the “annual report”), revised since the February 22 Audit Committee meeting, at which it was initially reviewed, to include a $25,500,000 tax accrual, and to authorize hiring Deloitte Tax LLP (“Deloitte”) to assist the Fund in trying to pursue a closing agreement with the Internal Revenue Service (“IRS”). The Fund issued the annual report.

March 2, 2006: Fund issued a press release notifying shareholders and the public of the tax accrual.

March 10, 2006: Fund filed its annual report with the Commission on Form N-CSR, which includes disclosure relating to the accrual of approximately $25,500,000 for a potential tax liability.

March 2006: Current Fund management, Deloitte and the Board sub-committee work together to gather facts relating to the tax liability, to informally contact the IRS about the possibility of a closing agreement and to explore ways to minimize the Fund’s potential tax liability. It is determined that declaring a deficiency dividend (representing interest and penalties) will allow the Fund to restore its Subchapter M status for 2004 and avoid being taxed as a corporation under Subchapter C.

April 6, 2006: Fund issued press release announcing that the Board declared a deficiency dividend which had the effect of reducing the previously accrued tax liability of approximately $25,500,000 to approximately $5,000,000 (which represents interest and penalties). Dividend was payable on April 20, 2006.

April 2006: Board notifies Oppenheimer (the Fund’s prior management) that it does not believe that it is appropriate for Fund shareholders to bear the tax liability and related costs and that Oppenheimer should be responsible for reimbursing the Fund. These discussions are ongoing.

April 21, 2006: Fund files Form 976 notifying the IRS that a deficiency dividend has been declared and paid. Interest and penalties cease to accrue. The final statement of interest and penalties is expected to be received shortly.

April/November 2006: Fund had discussions with the IRS about the possibility of entering into a closing agreement relating to 2004 tax year.

May 2007: The IRS informed the Fund that it would not agree to enter into the requested closing agreement.

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May 2007/present: The Fund is pursuing Section 9100 relief with the Associate Chief Counsel, Financial Institutions and Products, of the IRS. Discussions continue with the IRS regarding supplemental requests for information.

In addition, the Fund has revised its compliance calendar to address its dividend declaration policies to assure compliance with Subchapter M of the IRC.

As discussed in the timeline, the Fund’s Chief Financial Officer at the time reviewed the situation and made a report to the Board at a Board meeting at which the Fund’s Chief Compliance Officer was also present.

The Board, in consultation with counsel, continues to examine what other actions, if any, would be appropriate in connection with this matter.

Income tax expense has not been added to the fee table as an extra line item because income taxes and penalties have already accrued in prior fiscal years and are not included in the Fund’s current or projected annual expenses. Therefore, any payment of interest and penalties will not have an impact on the Fund’s expense ratio. The Fund does not expect that shareholders will be obligated to pay the interest and penalties.

14.	Revise the fee table disclosure consistent with the following:
i.	in light of the Fund’s planned investments in other funds, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]),
The Fund’s Acquired Fund Fees and Expenses do not exceed 0.01% of average net assets of the Fund. Therefore, in lieu of this disclosure requirement, we have included these fees and expenses under the subcaption “Other Expenses.”
ii.	the fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

iii.	later disclosure sub-captioned “Leverage,” indicates that while the Fund does not presently do so or intend to do so to any significant extent, the Fund may utilize leverage by borrowing or by issuing preferred stock or short-term debt securities in an amount up to 25% of the Fund’s total assets. In light of this disclosure, add a firm statement that the Fund will not leverage in the upcoming year, otherwise include the costs of leverage in the fee table,

The requested disclosure has been added to the section entitled “Additional Investment Activities — Leverage.”

iv.	with respect to the indication in footnote 2 that the table reflects breakpoints in the management fee, the table should not reflect such breakpoints until after it has been reached, i.e., the next offering after this one, and

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The Fund currently has over $1 billion in assets. The table reflects breakpoints for assets over the $1 billion mark. The fee is calculated based upon the net assets of the Fund at July 2, 2009 and after giving effect to this offer (excluding the issuance of additional shares pursuant to the over-subscription privilege).
v.	with respect to footnote 3, if any taxes or penalties will be paid, they should be added back.
Income tax expense has not been added to the fee table as an extra line item because income taxes and penalties have already accrued in prior fiscal years and are not included in the Fund’s current or projected annual expenses. Therefore, any payment of interest and penalties will not have an impact on the Fund’s expense ratio.

The following disclosure in footnote 3 to the expense table has been deleted, “Total expenses for the fiscal year ended December 31, 2008 before income taxes were 1.28% of average net assets.”
15.	Disclosure under “The Offer — Payment for Shares” states: “The subscription agent will deposit all checks received by it prior to the final due date into a segregated interest bearing and insured account at a non-affiliated bank pending distribution of the shares. Interest will accrue to the benefit of the Fund regardless of whether shares are issued by the Fund.” (Emphasis added.) Clarify that the Fund and not shareholders get the benefit of the interest earned on this account.

The disclosure has been clarified as requested.

16.	Disclosure under “The Offer” indicates that the subscription price will be equal to a certain percentage of the net asset value per share of the Fund’s common stock at the close of business on the date on which the offer expires, and that completed subscription certificates must be received by 5:00 p.m. on the expiration date. Thus, investors will not know the price at which shares are to be purchased at the time subscription certificates are submitted. Clarify this fact in the disclosure. Further, since the price at which investors submit subscriptions will be estimated explain what happens if the price is too high or too low. Later disclosure states that: “If the market price of the Fund’s common stock is below the subscription price, it may not be in your interest to participate in this offering. You will have no right to rescind your subscription after receipt of your payment for shares by the subscription agent, ‘except ...” (Emphasis added.) Disclose in plain English the risks shareholders assume when subscribing for shares whose price is subject to fluctuation.

The requested change has been made.

17.	Revise the third paragraph of the discussion captioned “The Offer — Dilution” as indicated: “If you do not submit a subscription request pursuant to the over-

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subscription privilege, you will also experience dilution in your Fund ownership if the Fund offers additional shares for subscription.” (Emphasis added.).

The requested change has been made.

18.	Revise the discussion sub-captioned “Risk Factors — Validity of registration with SEBI” to reflect the adverse consequences to Fund shareholders if registration as an FII is cancelled and not replaced promptly.

The requested change has been made.

19.	Revise the discussion captioned “Management of the Fund” so as to clearly designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

The requested change has been made.

20.	Disclosure regarding portfolio manager compensation captioned “Portfolio Manager — Bonus” indicates that the manager received an annual cash bonus and that the compensation was based, in part, on performance determined or measured relative to a benchmark. Accordingly, identify the benchmark and disclose the measuring period used to determine compensation.

Ms. Kumar-Sinha’s compensation is determined by reference to the performance of all of the accounts she manages and accordingly is not determined by reference to any one benchmark. The disclosure states a few benchmarks which have in the past been used by Ms. Kumar-Sinha’s supervisor and Blackstone’s Management Committee to assist in determining Ms. Kumar-Sinha’s bonus. We have also added the following disclosure: “These reviews are generally based on Ms. Kumar-Sinha’s performance during the prior calendar year and also takes into account her longer-term record.”
*          *          *

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          We note that the Fund has not submitted, nor does it expect to submit, an exemptive application or a request for no-action relief in connection with the registration statement.
          We trust that these responses and the Amendment adequately address your comments. If you have any questions or additional concerns or if you need any additional information, please do not hesitate to contact Sarah Cogan (212-455-3575), Gabrielle Kelleher (212-455-7696) or Matthew Hanley (212-455-2031) of this firm.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP